EXHIBIT 99.1

Re: Bezeq’s Annual General Meeting

Ramat Gan, Israel – April 27, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

On April 26, 2018, B Communications’ subsidiary, Bezeq The Israel Telecommunications Corp. Ltd. (“Bezeq”), held its annual meeting of shareholders (the “Meeting”). In the Meeting, the following directors were elected to Bezeq’s Board: Shlomo Rodav, Doron Turgeman, Ami Barlev, Orly Guy, Ilan Biran, Dov Kotler, David Granot, Rami Nomkin, Idit Lusky (an external director) and Amnon Dik (an external director). Three additional external directors were not up for re-election and are remaining.

All the elected directors were either recommended by B Communications or that B Communications supported their election.

In the Meeting, Bezeq’s shareholders also approved a distribution of a cash dividend in the amount of NIS 368 million to the shareholders of Bezeq. The record date and the "Ex Dividend" date will be May 3, 2018 and the payment date will be May 10, 2018. B Communications will be entitled to its pro rata share of the dividend distribution.

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